Pricing Supplement dated January 14, 2026 (To Prospectus dated December 9, 2024 and Prospectus Supplement dated December 9, 2024) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(2) File No. 333-282710

Senior Medium-Term Notes Series J

(U.S. $ Fixed Rate/Floating Rate)

$1,250,000,000 4.026% Fixed Rate/Floating Rate Callable Senior Notes Due 2030

Trade Date: January 14, 2026

Original Issue Date: January 22, 2026

Principal Amount: $1,250,000,000

Net Proceeds (Before Expenses) to Issuer: $1,248,125,000

Price to Public: 100.000% plus accrued interest, if any, from January 22, 2026

Commission/Discount: 0.150%

Agent’s Capacity:  ☒ Principal Basis ☐ Agency Basis

Maturity Date: January 22, 2030

Fixed Rate Period: January 22, 2026 to but excluding January 22, 2029

Floating Rate Period: January 22, 2029 to but excluding January 22, 2030

Interest Payment Dates with Respect to the Fixed Rate Period: Semi-annually on the 22nd day of January and July of each year, commencing July 22, 2026 and ending on January 22, 2029

Interest Rate with Respect to the Fixed Rate Period: 4.026% per annum

Day Count Convention with Respect to the Fixed Rate Period: 30/360

Interest Payment Dates with Respect to the Floating Rate Period: Quarterly on the 22nd day of January, April, July and October of each year, commencing on April 22, 2029.

Interest Rate with Respect to the Floating Rate Period: Compounded SOFR (as defined in the Prospectus Supplement), as determined in accordance with the provisions set forth in the Prospectus, Prospectus Supplement and this Pricing Supplement, plus the Spread. In no event will the Interest Rate for any Floating Rate Period Interest Period be less than the Minimum Interest Rate.

Floating Rate Period Interest Period: (i) the period from and including any Interest Payment Date (or with respect to the initial Floating Rate Interest Period during the Floating Rate Period only, from and including January 22, 2029) to, but excluding, the next succeeding Interest Payment Date; (ii) in the case of the last such period, the period from and including the Interest Payment Date immediately preceding the Maturity Date to, but excluding, the Maturity Date; or (iii) in the event of any redemption of the Notes, from and including the Interest Payment Date immediately preceding the applicable redemption date to, but excluding, such redemption date.

Base Rate or Benchmark during the Floating Rate Period: Compounded SOFR

Floating Rate Period Spread: +63.4 basis points

Minimum Interest Rate: 0%

Day Count Convention with Respect to the Floating Rate Period: Actual/360

Business Day Convention: With respect to the Fixed Rate Period, including the Interest Payment Date occurring on January 22, 2029, following, unadjusted. If any Interest Payment Date with respect to Fixed Rate Period interest falls on a day that is not a Business Day, the payment of interest will be made on the next succeeding Business Day, and no additional interest will accrue on account of such postponement. With respect to the Floating Rate Period, excluding the Interest Payment Date occurring on January 22, 2029, modified following, adjusted. If any Interest Payment Date with respect to Floating Rate Period interest falls on a day that is not a Business Day (other than an Interest Payment Date that is also the Maturity Date or a redemption date, if applicable), such Interest Payment Date will be postponed to the following Business Day, except that, if the next Business Day would fall in the next calendar month, the Interest Payment Date will be the immediately preceding Business Day. If the Maturity Date or a redemption date, if applicable, falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and no additional interest will accrue from and after the Maturity Date or redemption date, as applicable.

Redemption Provisions: As described below

Authorized Denominations: $2,000 and integral multiple of $1,000 in excess thereof

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	☒	Book Entry

	☐	Certificated

Redemption:	☐	The Notes cannot be redeemed prior to maturity

	☒	The Notes may be redeemed prior to maturity

Repayment:	☒	The Notes cannot be repaid prior to maturity

☐ The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:	☐ Yes ☒ No

Optional Redemption and Optional Repayment:

The Notes will be redeemable at the option of the Company, in whole or in part, at any time and from time to time, on or after July 22, 2026 (or, if any additional Notes are issued after January 22, 2026, beginning six months after the last issue date for such additional Notes) and to, but excluding, January 22, 2029 (the “First Par Call Date”), at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the First Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Prospectus Supplement), as determined in accordance with the provisions set forth in the Prospectus Supplement, plus 10 basis points less (b) interest accrued to, but excluding, the date of redemption, and

(2)	100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On the First Par Call Date, the Notes will be redeemable at the option of the Company, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, the redemption date. On and after December 21, 2029, the Notes will be redeemable at the option of the Company, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Any redemption of the Notes at the option of the Company will be in a minimum amount of $2,000 and in integral multiples of $1,000 in excess thereof, and on written notice given to the holders thereof not less than 5 nor more than 30 calendar days prior to the date of redemption and in accordance with the provisions of the Senior Indenture. If any Note is redeemed in part, a new Note of like tenor for the unredeemed portion and otherwise having the same terms as the partially redeemed Note will be issued in the name of the holder upon presentation and surrender of the partially redeemed Note.

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Debt Securities—Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture—Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

United States Federal Income Tax Consequences: The Company believes that the Notes should be treated as variable rate Notes that are not issued with original issue discount for United States federal income tax purposes. See the discussion in the prospectus supplement under “United States Federal Income Tax Consequences” for a discussion of the United States federal income tax consequences of investing in the Notes.

No PRIIPs or UK PRIIPs KID: No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK. See “Prohibition of Sales to EEA Retail Investors” and “Prohibition of Sales to UK Retail Investors” in the prospectus supplement.

The following selling restrictions appearing in the accompanying Prospectus Supplement are amended in their entirety as follows:

Singapore. This prospectus supplement and the accompanying prospectus have not been and will not be registered as prospectuses with the Monetary Authority of Singapore under the Securities and Futures Act 2001 (the “SFA”). Accordingly, this prospectus supplement, and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes have not been and will not be circulated or distributed, nor have the Notes been or will be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

SFA Product Classification—In connection with Section 309B of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 (“CMP Regulations 2018”), the Company has determined, and hereby notifies all persons (including all relevant persons (as defined in Section 309A(1) of the SFA)), that the Notes are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the prospectus supplement under the caption “Plan of Distribution of Medium-Term Notes (Conflicts of Interest).”

Agent	Aggregate Principal Amount of Notes to be Purchased
Citigroup Global Markets Inc.	$300,000,000
J.P. Morgan Securities LLC	$300,000,000
Morgan Stanley & Co. LLC	$300,000,000
Loop Capital Markets LLC	$100,000,000
BNY Mellon Capital Markets, LLC	$100,000,000
BMO Capital Markets Corp.	$18,750,000
ING Financial Markets LLC	$18,750,000
Intesa Sanpaolo IMI Securities Corp.	$18,750,000
Oversea-Chinese Banking Corporation Limited	$18,750,000
Amerivet Securities, Inc.	$12,500,000
Great Pacific Securities	$12,500,000
Mischler Financial Group, Inc.	$12,500,000
Stern Brothers & Co.	$12,500,000
Tigress Financial Partners, LLC	$12,500,000
American Veterans Group, PBC	$6,250,000
Zeus Financial LLC	$6,250,000

Total:	$1,250,000,000

The Agents expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this pricing supplement, or “T+5”. Trades of securities in the secondary market generally are required to settle in one business day, referred to as “T+1”, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+1 basis, investors who wish to trade the Notes more than one business day before the Original Issue Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The prospectus, prospectus supplement and this pricing supplement may be used by the Company, BNY Mellon Capital Markets, LLC and any other affiliate controlled by the Company in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Company and its affiliates may act as principal or agent in these transactions.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

To the extent any Agent that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations. Oversea-Chinese Banking Corporation Limited (“OCBC”) is restricted in its securities dealings in the United States and will not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, OCBC shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes that may be offered or sold by other underwriters in the United States. OCBC shall offer and sell the Notes constituting part of its allotment solely outside the United States.

We estimate that we will pay approximately $295,000 for expenses, excluding underwriting discounts and commissions.

In the ordinary course of their various business activities, the Agents and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.